October 20, 2005

David M. Marks
Chairman
Thomas Equipment, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

> **Re:** **Thomas Equipment, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 3, 2005**
> **File No. 333-124217**

Dear Mr. Marks:

In our letter dated October 19, 2005, we stated we were continuing to evaluate your response to our prior comment 7 from our letter dated August 26, 2005. Please refer to our additional comments below.

Note 12. Convertible long term debt, page F-35, and Convertible credit facility, page F-36

1. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features for the convertible term loans issued to Laurus and the convertible credit facility with Laurus are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. It appears that these agreements may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 2% of the product of the original principal amount of the note per month until the event is cured, with no cap on the maximum penalty that could be incurred. Additionally, you will incur these liquidated damages if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement. It appears that these provisions would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that

this is the appropriate accounting, you would not account for any beneficial conversion under EITFs 98-5 and 00-27.

2. It is unclear how you apply the monthly conversion repayment and conversion rights in Articles II and III of the Laurus term notes. To help us understand the application and relationship between these provisions, please provide examples illustrating how these operate. Please ensure your response and examples include a clear discussion as to whether you are required to pay the monthly amount in shares if you meet the criteria outlined in Article II, or whether it is your option to pay the monthly amount in cash or shares if you meet the criteria outlined in Article II. Please also explain in greater detail what the "repayment notice" is, whether Laurus is required to provide you with the "repayment notice" and what happens if the "repayment notice" is not provided.

3. In addition, it appears that the warrants and options issued to Laurus would also be required to be accounted for as derivative liabilities under EITF 00-19 since these warrants and options are subject to the same registration rights agreement noted above for the secured convertible term note. Please advise.

4. It appears the note agreement with Laurus may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19. Tell us how you evaluated the following:

    *   The interest rate is subject to adjustment based on the market price of your common stock. In this regard, we note that it does not appear that the economic characteristics of this feature are clearly and closely related to the economic characteristics of the debt host.

    *   You have the option to redeem the notes at 105% of the outstanding principal and accrued interest.

    Please note that you should perform a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision.

5.   Please revise your disclosure to include all of the significant terms of the convertible debt agreements. For example, discuss any limits on the amount of common stock that may be used to repay the debt and any terms that may result in changes to the conversion price.

6.   Please tell us and disclose how you are amortizing the discount related to the debt. Given that you are required to make monthly interest payments in cash or common stock, it appears that you should use the effective-interest method to amortize any discount.

Note 16. Redeemable preferred shares, page F-39

7.   Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion feature for the convertible redeemable preferred shares is an embedded derivative that you should separate from the host and account for at fair value under SFAS 133. It appears that these agreements may not meet the definition of conventional convertible preferred stock in paragraph 4 of EITF Issue 00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 1% of the product of the original principal amount of the note per month until the event is cured, with no cap on the maximum penalty that could be incurred. Additionally, you will incur these liquidated damages if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement. It appears that these provisions would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITFs 98-5 and 00-27.

8.   In addition, it appears that the warrants issued to preferred shareholders would also be required to be accounted for as derivative liabilities under EITF 00-19 since these warrants are subject to the same registration rights agreement noted above for the redeemable convertible preferred shares. Please advise.

9.   Please revise your disclosure to include all of the significant terms of the redeemable convertible preferred stock. For example, discuss any terms that may result in changes to the conversion price and clarify that the redeemable shares are also convertible.

10.   We note that you have classified the redeemable convertible preferred shares as a current liability due to the potential redemption of the shares. Please tell us why you believe this classification is appropriate. Tell us and disclose in more detail whether or not the stock is currently redeemable or when it becomes redeemable due to the failure to effect registration of the common stock. Discuss why you do not believe that classification in the mezzanine between debt and equity is appropriate. Please refer to EITF Topic D-98.

Note 19. Stock options and warrants, page F-42

11.   Please clarify for each significant issuance, the actual volatility rate, discount rate, and expected life used in your determination of fair value. We note the current disclosure on page F-42 only shows a range for each. Please note that footnote 7 in SAB 107 states that if factors such as nontransferability, nonhedgability and the truncation of the contractual term were not present in a nonemployee share option arrangement, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the nonemployee share options. In light of this, if you used an expected term shorter than the contractual term, then please explain the reasons why. Please also tell us the stock price used as an input to the Black-Scholes model for each significant issuance and whether that price represented the actual quoted price on the appropriate measurement date.

12.   Please disclose the term of the options issued to Laurus.

13.   Please consider whether other warrants you have issued would also be required to be accounted for as derivative liabilities under EITF 00-19.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments along with the comments in our letter dated October 19, 2005. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tara Harkins at (202) 551-3639 or in her absence, Michele Gohlke at (202) 551-3327, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

        Sincerely,

Peggy Fisher
Assistant Director

cc: Thomas A. Rose